SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AUG TRAFFIC GROWS 10% TO
12.7M CUSTOMERS LF RISES 1% TO
97% ON LOWER FARES
Ryanair, Europe's No.1 airline, today (5 Sep) released August traffic statistics as follows:
●     Traffic grew by 1.2m to 12.7m customers (+10%)
●     Load factor rose 1% to 97%
●     Rolling annual traffic to August grew 13% to 126.2m customers.

	Aug 16	Aug 17	Change
Customers	11.5M	12.7 M	+10%
Load Factor	96%	97%	+1%

Ryanair's Kenny Jacobs said:

"Ryanair's Aug traffic grew by 10% to 12.7m customers, while our load factor jumped 1% to 97%, on the back of lower fares and the continuing success of our "Always Getting Better" customer experience programme.

Customers can look forward to even lower fares when they make advance bookings for winter 2017, so there's never been a better time to book a low fare flight on Ryanair. All customers who wish to book a city break or holiday should do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fares in Europe."

ENDS

For further information
please contact:            Robin Kiely                             Piaras Kelly
                                    Ryanair DAC                          Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789333
                                    press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary